Exhibit 3.1
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
BIOGEN IDEC INC.
The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:
FIRST: That at a meeting of the Board of Directors of Biogen Idec Inc. resolutions were duly adopted setting forth a proposed amendment to Article VII of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that the proposed amendment be considered at the next annual meeting of the stockholders. As amended pursuant to such resolutions, Article VII of the Certificate of Incorporation shall be and read as follows:
ARTICLE VII
     Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide. Directors shall hold office for a term ending on the date of the next annual meeting of stockholders following their election and until their successors shall have been elected and qualified, subject to their earlier death, resignation or removal.
SECOND: That, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 2nd day of June, 2011.

By:	/s/ Robert A. Licht
Authorized Officer
	Title:	Senior Vice President
	Name:	Robert A. Licht